[redacted]

AB 3/10

08029406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC 112

SEC FILE NUMBER
8- 00099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2985 S. Ridge Road, Suite C
(No. and Street)

Green Bay (City) Wisconsin (State) 54305-0640 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis J. Fuszard 920-431-8022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive (Address) Chicago (City) Illinois (State) 60601-5212 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curtis J. Fuszard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Investment Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President and Chief Executive Officer

Title

Notary Public

BRADLEY HANSEN
Notary Public - State of Wisconsin
My Commission Expires July 12, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2007

TABLE OF CONTENTS

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Associated Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Associated Investment Services, Inc. (a wholly owned subsidiary of Associated Banc-Corp) (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 27, 2008

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Cash and cash equivalents	$4,846,015
Securities owned:	
Marketable, at fair value	1,107,743
Not readily marketable, at estimated fair value	25,500
Deposit with clearing broker	100,000
Receivable from broker/dealers and clearing organization	475,933
Receivable from related parties	329,300
Fixed Assets – less accumulated depreciation of $363,259	33,626
Prepaid Assets	138,103
Other Assets	113,183
Income tax receivable	157,520
Deferred tax asset	15,718
Total assets	$7,342,641
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payable to clearing organization	$ 3,807
Payable to related parties	48,223
Accrued personnel expense	538,827
Other liabilities	180,445
Total liabilities	$ 771,302
Stockholder's equity	
Common stock (No par value with a stated value of $100 per share, authorized 1,000 shares, issued and outstanding 480 shares)	$ 48,000
Surplus	2,362,444
Retained earnings	4,160,895
Total stockholder's equity	6,571,339
Total liabilities and stockholder's equity	$ 7,342,641

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenue:	
Commissions	$ 5,742,860
Interest and dividends	73,617
Investment advisory fees	61,660
Annuity and insurance commission revenue from related party	10,103,052
Other	579,850
Total revenue	16,561,039
Expenses:	
Personnel expense	10,084,951
Commissions and floor brokerage	405,684
Occupancy and equipment	895,428
Communications and data processing	245,569
Business development and advertising	357,983
Affiliate management and administrative fees	1,084,320
Other expenses	884,061
Total expenses	13,957,996
Income before affiliate revenue sharing expense	2,603,043
Affiliate revenue sharing expense	(2,000,000)
Income before income taxes	603,043
Income tax expense	260,086
Net income	$ 342,957

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock			Retained	
	Shares	Amount	Surplus	Earnings	Total
Balance, December 31, 2006	480	$ 48,000	$ 2,362,444	$ 3,817,938	$6,228,382
Net income	---	---	---	342,957	342,957
Balance, December 31, 2007	480	$ 48,000	$ 2,362,444	$ 4,160,895	$6,571,339

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 342,957
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	15,946
Net purchase of securities	(49,991)
Decrease in fair value of not readily marketable securities	8,000
Increase in net receivable from broker/dealer and clearing organization	(32,345)
Decrease in prepaid assets	7,396
Increase in other assets	(25,058)
Decrease deferred tax liability	(9,883)
Increase in deferred tax asset	(15,718)
Decrease in receivable from related parties	204,400
Decrease in payable to related parties	(27,330)
Increase in accrued personnel expense	6,798
Decrease in payable to clearing organization	(3,117)
Increase in other liabilities	23,018
Net change in income tax receivable	609,267
Net cash provided by operating activities	1,054,340
Net increase in cash and cash equivalents	1,054,340
Cash and cash equivalents at beginning of year	3,791,675
Cash and cash equivalents at end of year	$ 4,846,015

Supplemental disclosures of cash flow information:	
Cash received during the year for income taxes	$ 323,580

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Significant accounting and reporting policies follow.

Principal Business Activity

Associated Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Associated Banc-Corp (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Chicago Stock Exchange.

The Company acts as an introducing broker, clears all transactions on a fully disclosed basis with a clearing broker or dealer, and transmits all customer funds and securities to the clearing broker or dealer. Although the Company does not carry customer funds or securities, on occasion it does receive checks made payable to itself, which the Company deposits into its clearing broker account or dealer bank account with an affiliate. Therefore, the Company does not meet all the requirements as set forth in the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and must comply with the Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3.

Revenue Recognition

Commissions and related clearing expenses for mutual funds, investment securities, and annuities are recorded on a trade-date basis. Commissions for insurance products are recognized upon insurance company approval of the transaction and when the cash is received.

Management and investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Cash and Cash Equivalents

The Company considers cash and interest bearing deposits with other financial institutions to be cash and cash equivalents.

Cash of $200,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Securities Owned

Marketable securities are reported at fair value. Unrealized gains or losses are included in the Statement of Income as Other Revenue.

Fixed Assets

Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture, equipment and software are being depreciated on a straight-line basis over the estimated useful lives of the assets of 3 to 14 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Maintenance and repair costs are charged to expense as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE 2 SECURITIES OWNED

The Company has an investment in a money market fund with an estimated fair value of $1.1 million at December 31, 2007.

The Company owns 1,000 shares in the Chicago Stock Exchange with an estimated fair value at the quoted bid price of $25,500 at December 31, 2007.

NOTE 3 RECEIVABLE FROM AND PAYABLE TO BROKER/DEALERS AND CLEARING ORGANIZATION

At December 31, 2007, amounts receivable from and payable to broker/dealers and clearing organizations consist of fees and commissions receivable, and the related charges of customer transactions cleared through another broker/dealer on a fully disclosed basis.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

NOTES TO FINANCIAL STATEMENTS

NOTE 4 INCOME TAXES

Income tax expense (benefit) for the year ended December 31, 2007 consists of the following:

Current:	
Federal	$ 230,973
State	54,714
Total current	285,687
Deferred:	
Federal	(22,081)
State	(3,520)
Total deferred	(25,601)
Income tax expense	$260,086

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The major differences that give rise to the deferred tax assets and liabilities for the year ended December 31, 2007 are as follows:

Gross Deferred Tax Assets	
Accrued liabilities	$ 17,509
Fixed Assets	9,136
Deferred compensation	45,306
Total gross deferred tax assets	71,951
Gross Deferred Tax Liabilities	
State income taxes	(799)
Prepaid expenses	(55,434)
Total gross deferred tax liabilities	(56,233)
Net deferred tax asset	$ 15,718

The effective tax rate differs from the statutory federal tax rate. The major reasons for this difference are as follows:

	2007
Federal income tax rate at statutory rate	35.0%
Increases resulting from:	
State income taxes (net of federal income taxes)	5.5%
Other	2.6%
Effective income tax rate	43.1%

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets at December 31, 2007 is dependent upon the Company's ability to generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and, if necessary, tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets at December 31, 2007.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). There was no impact on the Company's financial condition, results of operations or cash flows at December 31, 2007 and for the year then ended as a result of adopting FIN 48. The Company's practice is to recognize any interest penalties related to unrecognized tax benefits in income tax expense, and no accrued tax interest or penalties have been recognized by the Company during 2007 or at December 31, 2007.

NOTE 5 PENSION AND PROFIT-SHARING PLANS

Substantially all full-time employees of the Company are covered under the noncontributory defined benefit plan (Benefit Plan) of the Parent. Under the Benefit Plan, the Company is allocated a portion of the expense, and the pension obligation is recognized by the Parent. The Company's share of pension expense for 2007 was approximately $126,000.

Substantially all full-time employees of the Company are covered under the 401(k) and Employee Stock Ownership Plan (Savings Plan) of the Parent, and employees may make pre-tax contributions up to certain IRS dollar limits. Total expenses related to the Company's contributions to the Savings Plan was approximately $287,000 in 2007.

NOTE 6 COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space from its Parent and various entities owned by its Parent under operating lease arrangements that are cancelable under mutual agreement. Lease payments are determined annually based upon base rents and other operating costs and square footage occupied. Rent expense, included in occupancy and equipment on the Statement of Income, for all related-party operating leases, totaled approximately $869,000 in 2007.

In the ordinary course of business, the Company may be named as defendant in or be a party to various pending and threatened legal proceedings. Since it may not be possible to formulate a meaningful opinion as to the range of possible outcomes and plaintiff's ultimate damage claims, management cannot estimate the specific possible loss or range of loss that may result from these proceedings. Management believes, based upon current knowledge, that liabilities arising out of any such current proceedings (if any) will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

NOTE 7 RELATED-PARTY TRANSACTIONS

Pension and profit-sharing plan expense allocations are discussed in Note 5.

Terms of leases with the Parent and various entities owned by the Parent are discussed in Note 6.

The Company paid the Parent management and administrative fees of approximately $1.1 million in 2007.

A revenue sharing arrangement exists between the Company and Associated Financial Group, LLC (AFG), a wholly owned subsidiary of Associated Bank, National Association (the "Bank"), which is a wholly owned subsidiary of the Parent. The arrangement was established to account for and allocate revenue with respect to the sale of annuity and insurance products that are distributed by dual employees of the Company and AFG. Shared revenue related to annuity and insurance product sales for 2007 totaled $10.1 million. Of this amount, approximately $329,000 was a receivable at December 31, 2007. Product distribution expense payable to an affiliate at December 31, 2007 totaled approximately $28,000.

A revenue sharing agreement was also established between the Company and the Bank. The agreement provides for the allocation of revenue with respect to the sale of investment and insurance products to customers referred by the Bank. Shared revenue expense paid to the Bank for 2007 totaled $2.0 million.

A revenue sharing arrangement was established between the Company and Associated Trust Company, National Association, which is a wholly owned subsidiary of the Parent, to allocate asset based revenues received from Goldman Sachs. The revenue for the Company is calculated based upon the value of the assets of the Company invested with Goldman Sachs.

Other miscellaneous items payable to an affiliate or the Parent totaled approximately $20,000 at December 31, 2007.

NOTE 8 CREDIT RISK

The Company maintains cash balances at an affiliate bank, and cash and securities at a clearing broker. Cash accounts at banks are insured by the FDIC for up to $100,000. Amounts in excess of FDIC insured limits were $4.8 million at December 31, 2007. The Securities Investor Protection Corporation (SIPC) insures cash and securities up to $500,000 (although coverage of cash is limited to $100,000). Amounts in excess of SIPC insured limits were approximately $708,000 at December 31, 2007, which is the security valuation in excess of the $400,000 remaining after the $100,000 cash coverage.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through a clearing broker/dealer, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker/dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing broker/dealer, seeks to control the risks associated with the Company's customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker/dealer monitors the Company's customers' required margin levels daily and, pursuant to such guidelines, requires the Company to contact the Company's customers to deposit additional collateral or to reduce positions when necessary.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1.98 million which was $1.73 million in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.39 to 1.00 at December 31, 2007.

Schedule 1

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

COMPUTATIONS OF NET CAPITAL UNDER SEC RULE 15C3-1
DECEMBER 31, 2007

NET CAPITAL:		
Total stockholder's equity		$6,571,339
Deductions and/or charges:		
A. Nonallowable assets:		
Prepaid Expenses	138,103	
Furniture, equipment and leasehold improvements	33,626	
Income tax receivable	157,520	
Other assets	4,224,965	
	4,554,214	
B. Other deductions and/or charges	---	
		(4,554,214)
Net capital before haircuts on securities positions (tentative net capital)		2,017,125
Additional charges for customers' and non-customers' security accounts		(10,822)
Haircuts on securities positions		(22,155)
Net capital		$1,984,148
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		$771,302
Deduction for required deposit in Reserve Bank Account		0
Total aggregate indebtedness		$771,302
Excess net capital at 1,500%		$1,868,453
Excess net capital at 1,000%		$1,907,017
Ratio: Aggregate indebtedness to net capital		0.39 to 1.00
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 250,000
Excess net capital		$1,734,148

There is no material difference between the computation of net capital above and that reported by the Company in Part II A (unaudited) of Form X-17A-5 as of December 31, 2007.

See Independent Auditors' Report.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

CUSTOMER RESERVE BANK ACCOUNT COMPUTATION UNDER SEC RULE 15C3-3
DECEMBER 31, 2007

	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts.	-0-	
2. Monies borrowed collateralized by securities carried for the account of customers.	-0-	
3. Monies payable against customers' securities loaned.	-0-	
4. Customers' securities failed to receive.	-0-	
5. Credit balances in firm accounts which are attributable to principal sales to customers.	-0-	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	-0-	
7. Market value of short security count difference over 30 calendar days old.	-0-	
8. Market value of short securities and credits in all suspense accounts over 30 calendar days.	-0-	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	-0-	
10. Mutual fund breakpoint liability projection	-0-	
11. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.		-0-
12. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.		-0-
13. Failed to deliver of customers securities not older than 30 calendar days.		-0-
14. Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts.		-0-
Totals	$ -0-	-0-

15. Excess of total credits over total debits required to be on deposit in a "Reserve Bank Account"	$ -0-
16. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	$ -0-
17. Amount on deposit in Reserve Bank Account 1-141824-3	$200,000
18. Additional deposit required	-0-

There is no material difference between the determination of reserve requirements above and that reported by the Company in Part II (unaudited) of Form X-17A-5 as of December 31, 2007.

See Independent Auditors' Report.

Schedule 3

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
DECEMBER 31, 2007

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ ---
	A. Number of items	---
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ ---
	A. Number of items	---
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	YES (x)

See Independent Auditors' Report.

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Associated Investment Services, Inc.:

In planning and performing our audit of the financial statements of Associated Investment Services, Inc. (a wholly owned subsidiary of Associated Banc-Corp) (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliances with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial date reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 27, 2008

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